

Yayoi Kusama (b. 1929)



Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.

INVESTMENT THESIS

Price Appreciation of Similar Works

20.3%

Initial Offering Price

$3,441,000

Average Hammer Prices



$4.0m
$3.0m
$2.0m
$1.0m
$0.0m
06
09
12
15
18
21

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	moderate 30 years
2021 Auction Sales	significant $178,196,157
Repeat Sales	view

70% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- The Painting is a large format example from Yayoi Kusama's highly recognizable "Infinity Nets" series, executed against a bright red ground with repetitive, golden metallic loops.
- Recent sales of colorful nets from the 2000s, include *Golden Sky Nets* (2015), which sold for $3,593,060 in October 2021 and the large triptych, *Infinity Net (TWHOQ)* (2006), which sold for $3,532,191 in May 2019.
- On December 1, 2021, a new auction record was set for the artist by the painting *Pumpkin (LPASG)* (2013) which sold for $8,026,633. Meanwhile, works by close contemporaries, such as Andy Warhol and Roy Lichtenstein, have exceeded $50 million at auction.
- In July 2020, ARTnews stated "Kusama is both the world's top-selling living female artist, and still undervalued relative to her peers." According to Artprice, Kusama was the only female artist ranked among the top ten artists by auction turnover in 2021 with $178 million in total sales.
- Although there are no guarantees, similar works have appreciated at 20.3% annualized historically from 2006 to 2021.
- Kusama has become a pop culture phenomenon and collaborated with luxury brands, including Louis Vuitton and Veuve Clicquot. Patrons have been known to wait for hours to experience Kusama's iconic "Infinity Rooms", and exhibitions of her work have attracted millions of museum visitors worldwide.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$178,196,157

2020 Number of Lots Sold
778

YAYOI

KUSAMA

b. 1929, JAPAN

Acrylic on canvas | 64 × 64 in. (163 × 163 cm.)

Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.



$3,441,000

INITIAL OFFERING

20.3%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a striking, large-format example from Yayoi Kusama's iconic "Infinity Nets" series, executed against a bright red ground with repetitive, golden metallic loops. Kusama began to paint repetitive and meditative net paintings soon after she moved to New York in 1958. Their compositions have no central focus point, and instead consist of intricate, looping brushstrokes that represent the concept of infinity. The nets vary in color and size: the smallest are under a foot tall, while the largest examples exceed nine feet in height. Though net paintings from the 1950s and 1960s garner some of the artist's highest auction prices, there is also demand for Kusama's later works and many have appreciated significantly since the 2000s. As of April 5, 2022, colorful net paintings from the 2000s by the artist have achieved prices in excess of $3 million at auction: *Golden Sky Nets* (2015), which sold at Seoul Auction for a hammer price of $3,593,060 (KRW 3,649,999,870) on October 26, 2021, and the monumental triptych, *Infinity Net (TWHOQ)* (2006), which sold at Christie's, Hong Kong for $3,532,191 (HKD 27,725,000) on May 25, 2019. The Painting was previously offered for sale at Sotheby's, Hong Kong, on April, 3, 2016 where it sold for $753,360 (HKD 5,840,000), well above the pre-sale estimate of $490,200–$580,500 (HKD 3,800,000 - HKD 4,500,000). The palette, format and execution of the Painting make it a particularly commercial and desirable work by Yayoi Kusama.

Kusama's works are included in numerous important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, and many more. Recent major retrospectives of the artist's works have been held by art institutions all over the world, including a 2017 to 2019 traveling exhibition, which started at the Hirshhorn Museum in Washington D.C.

AS OF APRIL 5, 2022, KUSAMA'S TOP AUCTION RECORDS ARE LED BY *PUMPKIN (LPASG)* (2013), WHICH SOLD FOR HK$62,540,000 ($8,026,633) AT CHRISTIE'S HONG KONG ON DECEMBER 1, 2021, *INTERMINABLE NET #4* (1959), WHICH SOLD FOR HK$62,433,000 ($7,953,215) ON APRIL 1, 2019 AT SOTHEBY'S HONG KONG, AND *WHITE NO. 28* (1960), WHICH SOLD FOR $7,109,000 ON NOVEMBER 12, 2014 AT CHRISTIE'S NEW YORK.

The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins" and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. Kusama has also collaborated with luxury brands such as Louis Vuitton and Veuve Clicquot. As of April 5, 2022, Yayoi Kusama is counted among the top three most expensive living women artists. Based on data from artprice, Kusama ranked among the top ten artists at auction by turnover in 2021 with $178 million in total sales, including buyers premium. According to an ARTnews article published in July 2020, Kusama's works are undervalued relative to her peers: works of Kusama's close contemporaries, such as Andy Warhol and Roy Lichtenstein, have sold in excess of $50 million at auction. As of February 15, 2022, Kusama's top auction records are led by *Pumpkin (LPASG)* (2013), which sold for HK$62,540,000 ($8,026,633) at Christie's Hong Kong on December 1, 2021, *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215) at Sotheby's Hong Kong, and *White No. 28* (1960), which sold on November 12, 2014 at Christie's New York for $7,109,000.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$4M
$3M
$2M
$1M
2006
2007
2008
2009
2011
2012
2013
2014
2015
2017
2018
2019
2020
2021

Yayoi Kusama (b. 1929, Japan) is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s. Since then, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. Kusama was born in Matsumoto, Japan and began to create art at an early age as a way to engage with the vivid hallucinations she had. Despite her mother's distaste for her creativity, Kusama continued to paint. After she arrived in New York in 1957, the artist began to focus on abstraction, and developed her "Infinity Nets" series, which garnered recognition. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) alongside the 33rd Venice Biennale in 1966, it was not until 1993 that she officially returned to represent Japan at the 45th edition of the show. As of April 5, 2022, Kusama continues her studio practice and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: "Infinity Net" paintings created between 2000 and the present with predominantly yellow or gold palettes, that measure between 40 inches by 40 inches and 85 inches by 85 inches. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sale: 10% inclusive applied to: "Infinity Nets" (2006), which sold on November 29, 2015, and "Golden-Nets" (2007), which sold on November 27, 2010. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.3% CAGR implied from selected sales occurring from October 16, 2006 to December 5, 2021.